Michael J. Alber

Senior Vice President and Chief Financial Officer

Engility Holdings, Inc.

3750 Centerview Drive

Chantilly, Virginia 20151

MIKE.ALBER@ENGILITYCORP.COM

Phone: (703) 375-6409

December 23, 2014

Via EDGAR

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Engility Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 13, 2014

File No. 1-35487

Dear Mr. Cash:

On behalf of Engility Holdings, Inc. (“Engility”, the “Company,” “our” or “we”), please find below our responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter dated December 17, 2014 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”).

For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 39

Goodwill, page 40

United States Securities and Exchange Commission

December 23, 2014

1.	We note your response to prior comment three in our letter dated November 4, 2014 in regard to providing sensitivity analyses in future filings; however, we also note that goodwill is 57% of total assets and 134% of total equity as of your most recent balance sheet date, goodwill impairments have materially impacted your historical operating results, and goodwill may substantially increase as the result of a pending acquisition. Therefore, in order for investors to more fully understand and evaluate your fair value estimates related to goodwill, we continue to believe you should revise future filings to provide sensitivity analyses that quantify the impact of changes in significant assumptions on your fair value estimates.

Response: In response to the Staff’s comment, we will revise our disclosure in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (“2014 Form 10-K”), to include sensitivity analyses that quantify the impact of changes in significant assumptions on our fair value estimates. These analyses will include the impact of changes in our long-term growth rate and weighted average cost of capital (WACC).

2.	As noted in your response to prior comment five in our letter dated November 4, 2014, please revise future filings to clarify the number of reporting units you have, and to address your basis for aggregating reporting units for goodwill impairment testing.

Response: In response to the Staff’s comment, we will revise our disclosure in future filings, beginning with our 2014 Form 10-K, to clarify the number of reporting units we have and our basis for aggregating reporting units for our goodwill impairment testing.

Item 8. Financial Statements and Supplementary Data, page 45

General

3.	We note your response to prior comment four in our letter dated November 4, 2014. Based on your description of your business, disclosed in note 1, it appears to us that you have identified and provide “service offerings in six key areas: (i) specialized technical consulting; (ii) program and business support services; (iii) engineering and technology lifecycle support; (iv) information technology modernization and sustainment; (v) supply chain services and logistics management; and (vi) training and education.” In this regard, and to the extent applicable, please revise future filings to disclose revenue by service line as required by ASC 280-10-50-40.

Response: We do not believe further disclosure to present revenue by service lines is required by ASC 280-10-50-40. We provide our service offerings in the six key areas mentioned across our existing business and, as previously disclosed to the Staff in our letter dated November 13, 2014, revenue from the U.S. Government was approximately 98%, 99% and 98% for the years ended December 31, 2013, 2012 and 2011, respectively. Based on these facts, we believe that our service offerings are similar and, as such, are disclosed as a group of similar services in accordance with ASC 280-10-50-40. Further, we do not presently compile data on our six key areas of service offerings as we do not believe these areas are separate service lines or managed in such manner.

United States Securities and Exchange Commission

December 23, 2014

In response to the closing comments of the Staff, the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (703) 375-6409 or our outside counsel, Ryan D. Thomas, Esq. of Bass, Berry & Sims PLC, at (615) 742-7765. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Alber

Michael J. Alber

Senior Vice President and Chief

Financial Officer

cc:	Thomas O. Miller, Esq., Engility Holdings, Inc.

Jonathan Brooks, Esq., Engility Holdings, Inc.

Ryan D. Thomas, Esq., Bass, Berry & Sims PLC